

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

September 20, 2016

William Wei Huang
Chief Executive Officer
GDS Holdings Limited
2/F, Tower 2, Youyou Century Place
428 South Yanggao Road
Pudong, Shanghai 200127
People's Republic of China

> **Re: GDS Holdings Limited**
> **Amendment No. 3 to Draft Registration Statement on Form F-1**
> **Submitted September 2, 2016**
> **CIK No. 0001526125**

Dear Mr. Huang:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Capitalization, page 66

1.   Please revise your pro forma information to reflect the entire dividend to be paid in cash and in ordinary shares upon completion of the offering. Also revise similar pro forma disclosure elsewhere in the prospectus accordingly.

Critical Accounting Policies, page 92

2.   Considering the increased significance of your VIEs to your operations in 2016, please revise to add the consolidation of your VIEs as a critical accounting policy. Include in your disclosures significant judgments used, assumptions made and accounting guidance

followed in determining whether you are the primary beneficiary of the VIEs and why
consolidation of those entities in your consolidated financial statements was appropriate.

Unaudited Condensed Consolidated Balance Sheets, page F-62

3.   Please revise to reflect the preference dividend to be paid upon completion of this
offering, in both cash and ordinary shares, in a pro forma balance sheet alongside the
historical balance sheet, if material. Also, if material, revise to include pro forma per
share data giving effect to both the number of shares that will be issued to pay the
dividend and the number of shares whose proceeds will to be used to pay the cash portion
of the dividend. We refer you to SAB Topic 1.B.3.

Notes to Unaudited Condensed Consolidated Financial Statements

Note 2. Principles of Consolidation, page F-69

4.   Please revise to disclose, if material, any unrecognized revenue producing assets held by
the VIEs such as licenses, trademarks, and other intellectual property or facilities. Refer
to ASC 810-10-50-5A.d.

Note 8. Loans and Borrowings, page F-76

5.   Please revise to disclose all the terms of repayment for the loan facilities discussed in
Note 8(iv) as described on pages 112 – 113.

You may contact Melissa Kindelan, Staff Accountant, at (202) 551-3564 or Kathleen
Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments
on the financial statements and related matters. Please contact Gabriel Eckstein, Staff Attorney,
at (202) 551-3286 or, in his absence, the undersigned at (202) 551-3456 with any other
questions. If you require further assistance, you may contact Barbara C. Jacobs, Assistant
Director, at (202) 551-3730.

Sincerely,

/s/ Matthew Crispino

Matthew Crispino
Staff Attorney
Office of Information
Technologies and Services

cc: Daniel Fertig, Esq.
        Simpson Thacher & Bartlett LLP